Pricing Supplement dated June 19, 2008,
           to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $1,010,000

                                 Royal Bank of Canada
                                 Principal Protected Absolute Return Notes,
                                 Linked to the S&P 500(R) Index, due December
                                 24, 2009



     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Asset(s) described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008 describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                    Royal Bank of Canada ("Royal Bank").

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Interest rate
(coupon):                  We will not pay you interest during the term of the
                           notes.

Principal Protection:      100%

Reference Asset:           Standard & Poor's 500(R) Index (the "S&P 500(R)
                           Index")

Incorporated risk          The notes are subject to the risks set forth under
factors:                   the heading "General Risks" in the product prospectus
                           supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks Specific To Notes Linked To The
                           Performance Of An Equity Security, An Equity Index Or
                           A Basket Of Equity Securities Or Equity Indices." As the return on the notes is capped (i.e., subject to a barrier), see also the risks described in the product prospectus supplement on page PS-11 in the section entitled "Risks Specific To Notes Which Are Capped,
                           Callable Or Redeemable."

Initial Valuation
Date:                      June 19, 2008

Issue Date:                June 24, 2008

Maturity Date:             December 24, 2009

Term: The term of your notes is approximately eighteen (18) months.

Payment at Maturity:       At maturity, you will receive a cash payment based on
                           the absolute return formula described in the product supplement

Participation Rate:        100%, subject to the cap and the barriers described
                           herein.

Initial Reference          1342.83
Price:

Upper Barrier:             1691.97

Lower Barrier:             993.69

Special features of        The notes are absolute return notes. The Upper
the notes:                 Barrier is 126% multiplied by the Initial Reference
                           Price. The Lower Barrier is 74% of the Initial
                           Reference Price. The return on the notes is capped at 126% multiplied by the Principal Amount. If, during the term of the note, the closing price of the Reference Asset is greater than the Upper Barrier or less than the Lower Barrier, then, at maturity, the investor will not receive any interest on the note but, rather, receive only the Principal Amount invested. See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment         We intend to treat the notes as subject to the
                           special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information.
                           For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental Discussion of Federal
                           Income Taxes" in the accompanying product supplement, "Certain Income Tax Consequences" in the accompanying prospectus supplement, and "Tax Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                    $1,000 (except for certain non-U.S. investors for
Investment:                whom the minimum investment will be higher)

Denomination:              $1,000 (except for certain non-U.S. investors for
                           whom the denomination will be higher)

Final Valuation Date:      December 21, 2009, subject to extension for market
                           and other disruptions.

Determination of           The Final Reference Level of the Reference Asset on
Final Reference            any trading day will equal the official closing level
Price:                     of the S&P 500(R) Index or any successor index
                           thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Final
                           Reference Level for the Reference Asset will be based on an alternate calculation of the S&P 500(R) Index described under "Unavailability of the Reference
                           Price on a Valuation Date -- Reference Asset
                           Consisting of an Equity Securities Index" in the product prospectus supplement.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                  U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                     78008GGX4

Calculation agent:         The Bank of New York.

Terms Incorporated         All of the terms appearing above the item captioned
In the Master Note:        "Listing" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "Additional Terms of the Principal Protected Notes" in the product prospectus supplement dated January 7, 2008 with respect to principal protected notes.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $1,010,000.00
Underwriting discounts and commission.................................................     0.00%            $0.00
Proceeds to Royal Bank................................................................     100%             $1,010,000.00


RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $0.00 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of approximately $0.00 per $1,000 principal amount note. The price of the notes also included a profit of $21.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada was $21.50 per $1,000 principal amount note.

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.



                             ADDITIONAL RISK FACTORS

The barriers connected with the absolute return feature of the notes limit the return potential of the notes. The potential return of the notes is limited to the absolute return barriers (as specified above), regardless of the performance of the Reference Asset. If the Reference Asset closes above the upper barrier or below the lower barrier on any single day during the life of the notes, your payment on the notes will be limited to the principal amount. Accordingly, the absolute return barriers for your notes may cause you to earn a return that is less than the return on a direct investment in a security whose return is based solely on the performance of the Reference Asset over the term of your notes.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/
     f1383424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.


                              Hypothetical Returns

The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased the Notes with an aggregate principal amount of $10,000, an Upper Barrier equivalent to 116% of the Initial Reference Price and Lower Barrier equivalent to -16% (84%) of the Initial Reference Price and that no extraordinary event has occurred.


Example 1--    Calculation of the payment at maturity where the Reference Asset is greater than its Initial Reference Price but less than the
               Upper Barrier, and at no time has the Reference Asset closed outside the Range.
               Reference Asset          15%
               Performance:
               Payment at Maturity      $10,000 + ($10,000 x 15%) = $10,000 +
                                        $1,500 = $11,500
               On a $10,000 investment, a 15% Reference Asset Performance results in a payment at maturity of $11,500, a 15% return on the Notes.


Example 2--    Calculation of the payment at maturity where the Reference Asset has, during the term of the note, closed outside the Range.
               Reference Asset          25%
               Performance:
               Payment at Maturity      $10,000 + ($10,000 x 25%) = $10,000 +
                                        $2,500 = $12,500, but because the
                                        Reference Asset closed outside the Range during the term of the Note, the Payment at Maturity will be limited to the Principal Amount.
               On a $10,000 investment, a 25% Reference Asset Performance results in a payment at maturity of $10,000, a 0% return on the Notes.


Example 3--    Calculation of the payment at maturity where the Reference Asset is less than its Initial Reference Price but not less than the
               Lower Barrier, and at no time has the Reference Asset closed outside the Range.
               Reference Asset          -10%
               Performance:
               Payment at Maturity      $10,000 + ($10,000 x 10%) = $10,000 +
                                        $1,000 = $11,000
               On a $10,000 investment, a -10% Reference Asset Performance results in a payment at maturity of $11,000, a 10% return on the Notes.

Example 4--    Calculation of the payment at maturity where the Reference Asset has, during the term of the note, closed outside the Range.
               Reference Asset          -30%
               Performance:
               Payment at Maturity:     $10,000 + ($10,000 x 30%) = $10,000 +
                                        $3,000 = $13,000, but because the
                                        Reference Asset closed outside the Range during the term of the Note, the Payment at Maturity will be limited to the Principal Amount.
               On a $10,000 investment, a -30% Reference Asset Performance results in a payment at maturity of $10,000, a 0% return on the Notes.




                             Historical Information


The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for second, third and fourth calendar quarters of 2004, and four calendar quarters in each of 2005, 2006 and 2007, the first quarter of 2008 as well as for the period from April 1, 2008 through June 19, 2008.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                            S&P 500 (Operating Basis)
                                   ('99 - '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                              High Intra-Day           Low Intra-Day           Closing Price of
   Period-Start          Period-End            Price of the            Price of the             the Reference
      Date                  Date              Reference Asset         Reference Asset               Asset
      ----                  ----              ---------------         ---------------               -----
     4/1/2004             6/30/2004               1150.57                 1076.32                  1140.84
     7/1/2004             9/30/2004               1140.84                 1060.72                  1114.58
    10/1/2004            12/31/2004               1217.33                 1090.19                  1211.92

     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.10                  1468.36

     1/1/2008             3/31/2008               1471.77                 1442.07                  1447.16
     4/1/2008             6/19/2008               1440.24                 1324.35                  1342.83


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset has closed above the Upper Barrier or below the Lower Barrier as of some date or dates during the term of the note, the payment at maturity with respect to each note will be limited to the Principal Amount. This will be true, even where the Final Reference Asset Price closes between the Upper Barrier and the Lower Barrier on the Final Valuation Date. The notes are intended to be held to maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Asset that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the price of the Reference Asset and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.

                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about June 24, 2008, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                   $1,010,000


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

            Principal Protected Absolute Return Notes, Linked to the
                      S&P 500(R) Index, due December 24, 2009


                                  June 19, 2008